July 12, 2022

VIA EDGAR

Sondra Snyder

Senior Staff Accountant

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Booking Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 23, 2022 (the “10-K”)

Form 10-Q for the Quarter Ended March 31, 2022

Filed May 4, 2022 (the “10-Q”)

File No. 001-36691

Dear Ms. Snyder:

On behalf of Booking Holdings Inc. (the “Company”), we acknowledge receipt of the Securities and Exchange Commission Staff’s (the “Staff”) comment letter, dated June 28, 2022, relating to the 10-K and the 10-Q.

The comment letter requests that the Company respond within ten business days or inform the Staff when the Company will respond. In accordance with your recent conversation with a representative of the Company on July 8th, we respectfully request an extension to respond by no later than July 29, 2022.

Thank you for your consideration of our request. Please call me at (203) 299-8774 should you or your staff have any questions or require further information.

Very truly yours,

/s/ Vijay S. Iyer
Vijay S. Iyer

Senior Vice President, Associate General Counsel, and Corporate Secretary

cc:	Robert Babula, Senior Staff Accountant, Division of Corporation Finance, Office of Energy & Transportation